www.linkedin.com/in/stephanie-painter-8b628586 (LinkedIn)

Top Skills

Microsoft Office
Microsoft Excel
Microsoft Word

Languages

Spanish

Stephanie Painter

Painterland Sisters LLC
Lancaster, Pennsylvania, United States

Summary

Fourth Generation on my family's organic, regenerative dairy & crop farm in the rolling hills of Pennsylvania. Enthusiastic about connecting the consumer to the direct source of their food, the American Farmer one simply, yummy skyr yogurt at a time.

Co-Founded Painterland Sisters LLC with my sister, Hayley Painter, in light of making sustainable dairy farming relatable through the lens of a "farmher" herself.

WOAH full-fat REAL DAIRY, WOAH women-owned, farmer-owned business!!!

Experience

Painterland Sisters
Co-Chief Executive Officer & Co-Founder
August 2020 - Present (2 years 11 months)

Committed to connecting the consumer to the direct source of their food; the American Farmer.
Working with my sister to sustain our family's 4th generation organic dairy farm. We make extra creamy, definitely dreamy organic Icelandic-style skyr yogurt.

Morphy Auctions, Denver, PA
3 years

Sales Specialist
January 2018 - May 2019 (1 year 5 months)

• Created VIP program to ensure top quality service to our most valuable customers.
• Traveled to meet with clients regarding their collections and the process of putting their items through auction.

• Organized tailored auction process programs for each individual client based on their needs. Followed through with customer until end of process, which lasted at a minimum three months.
• Main point of contact for large clients.
• Resourcefully met clients' requests by syncing different department officers to find solutions. Answered any questions promptly.
• Arranged travel and special accommodations. Suggested tailored itineraries to clients.

Trade Show Manager
March 2017 - January 2018 (11 months)

• Managed Budget of $400,000 plus
• Managed 180+ trade shows countrywide that were attended by different members
of the sales team. Up to 4 shows per weekend.
• Met dead lines of shows and met requirements needed to attend.
• Arrange, and organized travel and accommodations for 20 plus sales employees
with home bases country wide.
• Relayed necessary show information to sales employees.
• Communicated with Director of Marketing to ensure the best quality of company
exposure to the public and booth display at show.
• Integrated excel sheet of shows to the company's online database that allows for
success measurement of individual sales person and success measurement of trade show in its entirety.
• Attended trade shows to evaluate how to utilize them for company profit.

Customer Experience Manager
June 2016 - January 2018 (1 year 8 months)

• Identified, analyzed, and documented new procedural solutions to departmental and company wide issues. 30+ documented procedures were added to the company manual while 70+ were added to the Customer Service directory.
• Led, organized ,trained, and scheduled up to 10 employees among two different locations (Pa & Nv) with duties in multiple departments while continuously assigning duties as needed. Held weekly department meetings.
• Established and enforced internal control procedures and company policies for the Customer Experience Department among our two locations (Denver, PA & Las Vegas, NV).

• Facilitated meetings and collaborated with Department Heads (Director of Operations, Director of Sales, Director of Marketing, COO, CFO) to help correct issues in their departmental processes that affected the customers negatively.
• Automated manual processes which prevented human error while saving money and time. (Customer Contact Log, Return Merchandise Authorization).
• Communicated needs of the company to software developers to create solutions for issues occurring in different departments of the company.
• Developed a company-wide "CustomerExperience" program with the COO which identified and improved every point of contact that a customer had with our company.
• Prioritized and managed COO designated projects to completion.
• Controlled and programmed company phone system.
• Managed all aspects of high-end (luxury item)auctions($2 million plus)to ensure a
smooth flow of operations.
• Resolved issues and arranged travel for high end(VIP) customers
• Made final decisions on every claim and every(luxury item)return.
• Managed Customer Experience Budget
• Evaluated resumes, interviewed candidates, and made final decision on department
employees

Maverick's Java
Barista and Cook
May 2013 - August 2014 (1 year 4 months)

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Education

Susquehanna University
Bachelor's Degree, Business Administration and Marketing · (2012 - 2016)